CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

September 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph McCann
Ms. Irene Paik
Mr. Jim Rosenberg
Ms. Sasha Parikh

RE:	Nightstar Therapeutics Limited
Registration Statement on Form F-1
Registration No. 333-220289

Ladies and Gentlemen:

On behalf of Nightstar Therapeutics Limited (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2017 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, originally confidentially submitted with the Commission on July 21, 2017, resubmitted to the Commission on August 25, 2017, and subsequently filed by the Company with the Commission on August 31, 2017 (File No. 333-220289) (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Comment Letter.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such

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request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (703) 456-8053 rather than rely on the U.S. mail for such notice.

Staff Comment and Company Response

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

6. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its ordinary shares and the estimated valuation range for its initial public offering (“IPO”).

Preliminary IPO Valuation Range

The Company advises the Staff that it preliminarily estimates a pre-money valuation range of approximately $[***] million to $[***] million (the “Valuation Range”) for its IPO. Please note that a price range per American Depositary Share (“ADS”) to be offered in the IPO has not yet been determined. As described in the Registration Statement, the Company plans to effect a reorganization of its outstanding share capital (the “Reorganization”) subsequent to the effectiveness of the Registration Statement but prior to the closing of the IPO. In the Reorganization, all outstanding classes of the Company’s ordinary shares (Class A through Class F, as explained in more detail below) will be exchanged for shares of a single class of ordinary shares. The exchange ratio of each individual class of ordinary shares will depend upon the actual pre-money valuation of the Company to be determined at pricing of the IPO.

Notwithstanding that the exact exchange ratio of each class of ordinary shares will not be known until the pricing of the IPO, the aggregate number of ordinary shares to be outstanding immediately prior to the issuance of the new ADSs in the IPO will have been calculated and will be set forth in the preliminary prospectus. The estimated price range for the ADSs to be offered in the IPO will be calculated as (a) the estimated valuation range at the time of the launch of the IPO divided by (b) the number of ordinary shares to be outstanding following the consummation of the Reorganization but prior to the issuance of the new ADSs in the IPO. This assumes that each ADS to be offered in the IPO will represent one ordinary share. The Company advises the Staff that the actual price range of the ADSs for the IPO will be, in accordance with Question 134.04 of the Staff’s Compliance and Disclosure Interpretations, no more than $2 per ADS, if the maximum price is $10 per ADS or less, or 20% of the maximum price per ADS, if the maximum price exceeds $10 per ADS.

As is typical in IPOs, the Valuation Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Valuation Range were the following:

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•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector;

•	feedback from the Company’s End of Phase 2 and Type C meetings with the U.S. Food and Drug Administration in the first half of 2017 related to NSR-REP1, the Company’s lead product candidate;

•	business developments impacting the Company; and

•	input received from the lead underwriters, including discussions that took place during the week of August 28, 2017 with senior management of the Company and its board of directors (the “Board”).

The Valuation Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. Prior to the week of August 28, 2017, the Company and underwriters had not had any specific discussions regarding the Valuation Range.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since January 1, 2016, the Company has issued the following equity awards to its employees and directors:

Date of Grant	Number of Class E Ordinary Shares Granted	Number of Class F Ordinary Shares Granted	Fair Value of Applicable Class of Shares on Grant Date[1]
February 26, 2016	100	—	$0.96
July 20, 2016	1,105,420	—	$0.90
September 12, 2016	20,000	—	$0.92
October 3, 2016	434,000	—	$0.89
October 19, 2016	5,000	—	$0.85
November 15, 2016	86,000	—	$0.86
March 31, 2017	25,500	—	$1.37
April 26, 2017	536,000	—	$1.40
May 20, 2017	89,000	—	$1.42
July 10, 2017	—	15,000	$1.48
July 18, 2017	—	150,000	$1.50
August 23, 2017	—	1,689,780	$1.47

The Company advises the Staff that it has not historically made equity awards to its employees and other service providers in the form of options or restricted share units; rather, all awards have been made in the form of restricted shares.

[1]	Amounts expressed in dollars based on British pounds to U.S. dollar exchange rate as of the applicable grant date.

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As described in the Registration Statement, the Company is authorized, under the terms of its Articles of Association, to issue ordinary shares in one of nine classes (Class A through Class F, with Class E ordinary shares being further subdivided into Class E1 through Class E4, with no difference in terms among the Class E ordinary shares other than vesting provisions). Each class of ordinary shares ranks equally with respect to voting and dividends. The primary difference between the classes of ordinary shares relates to the assets to be distributed to that class in the event of the liquidation of the Company. In the event of a distribution of assets on liquidation or a return of capital, the surplus remaining after payment of the Company’s liabilities is to be applied first in paying to each holder of Class A ordinary shares an amount per share held equal to £1.00; second in paying to each holder of Class A, B and C ordinary shares an amount per share held equal to £0.40; third in paying to each holder of Class A, B, C and D ordinary shares an amount per share equal to £0.67366; fourth in paying to each holder of Class A, B, C, D and E ordinary shares an amount per share to the difference between $4.01648 per share and £2.07366 (calculated based on the exchange rate in effect as of the date of determination); and fifth in paying to each holder of Class A, B, C, D, E and F ordinary shares and remaining amounts on a pro rata basis.

The Company advises the Staff that all classes of ordinary shares other than Class A ordinary shares have been granted to employees, directors and other service providers. All financing transactions in which the Company sold and issued ordinary shares to investors for cash proceeds have been in the form of Class A ordinary shares. Each time the Company has consummated a financing transaction, subsequent grants of ordinary shares are to be made in the next class of ordinary shares. For example, following the Company’s November 2015 financing transaction, all grants of ordinary shares to employees and directors were made in the form of Class E ordinary shares. In June 2017, following the closing of the Company’s financing transaction and the adoption of its amended and restated Articles of Association, all future share grants to employees and directors were to be in the form of Class F ordinary shares. The Company does not anticipate that any further grants of ordinary shares will be made prior to the IPO.

In the event an employee who previously received ordinary shares ceases to provide services to the Company, such shares are automatically converted into “Deferred Shares” under the Company’s governing documents. Unless previously repurchased by the Company, in the event of a liquidation of the Company, any such Deferred Shares that remain outstanding are entitled to an aggregate payment of £1.00 under the Articles of Association. As a result, any such Deferred Shares do not have a material impact on the amounts to be received by the holders of the others classes of ordinary shares then outstanding in the event of a liquidation.

The Company’s Articles of Association provide that, in the event of an IPO, the share capital of the Company shall be reorganized such that all shareholders shall receive shares with values representing the relative amounts that would be received if the pre-money valuation of the Company immediately prior to the IPO (i.e., the offering price times the number of ordinary shares outstanding immediately prior to the offering) were distributed to the shareholders as the proceeds from the sale of the Company.

Based on the liquidation preferences described above, the Class E ordinary shares have no value unless the liquidity event yields proceeds of at least £87.6 million (or approximately $113.4 million based on the exchange rate as of September 4, 2017), and the Class F ordinary shares have no value unless the liquidity event yields proceeds of at least £136.1 million (or approximately $176.1 million based on the exchange rate as of September 4, 2017).

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Historical Determinations of Fair Value of Ordinary Shares

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the ordinary shares has been determined by the Board as of the date of each share grant, with input from management, considering the Company’s most recent arm’s-length sale of its Class A ordinary shares or third-party valuation of its ordinary shares, as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent sale of ordinary shares or third-party valuation through the date of the grant, including:

•	the relative liquidation preferences of the ordinary shares;

•	the progress of the Company’s research and development programs, including the status of preclinical studies and planned clinical trials for its product candidates;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the ordinary shares;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

In the course of preparing for its IPO, in the first half of 2017, the Company obtained a third-party valuation, performed on a retrospective basis, of its ordinary shares as of September 29, 2016, a date on which the Company’s investors funded the issuance of a tranche of Class A ordinary shares pursuant to a previously entered into subscription agreement. In addition, the Company obtained third-party valuations of its ordinary shares as of March 31, 2017 and July 31, 2017. The third-party valuations resulted in valuations of the various classes of the Company’s ordinary shares as follows (in British pounds):

	CLASS OF ORDINARY SHARES
VALUATION DATES	A	B	C	D	E	F
September 29, 2016	£2.15	£1.13	£1.13	£0.92	£0.69	—
March 31, 2017	£2.73	£1.66	£1.66	£1.41	£1.09	—
July 31, 2017	£3.14	£2.22	£2.22	£1.98	£1.62	£1.15

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The third-party valuations of the ordinary shares were prepared using the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an option-pricing method (“OPM”). The OPM treats the various classes of shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, a class of ordinary shares has value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences for that class at the time of the

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liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of each class of shares based upon an analysis of future values for the company, assuming various outcomes. The ordinary share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares.

2016 Class E Share Grants

Throughout 2016, the Company granted an aggregate of 1,650,520 Class E ordinary shares (the “2016 Grants”). The Company determined that the fair value of its Class E ordinary shares on each grant dates of the 2016 Grants was £0.69 per Class E ordinary share based, in part, on a third-party valuation of the Company’s ordinary shares performed as of September 29, 2016 (the “September 2016 Valuation”), which indicated that the fair value of the Company’s Class E ordinary shares as of September 29, 2016 was £0.69 per share.

The September 2016 Valuation used the hybrid method, which considered both an IPO scenario in which the Company would complete an IPO by November 2017 and a stay-private scenario to determine the per share fair value of each class of the Company’s ordinary shares. The two scenarios were probability weighted ([***]% weighting for the IPO scenario and [***]% weighting for the stay-private scenario).

For the stay-private scenario, the September 2016 Valuation used an OPM “backsolve” calculation to estimate the Company’s equity value based on the implied value of the tranche of Class A ordinary shares funded at September 29, 2016. This calculation yielded an estimated equity value of £[***] million. This equity value was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights. The September 2016 Valuation used an estimated equity volatility of 74% and an expected time to liquidity event of 2.13 years and applied a 42% discount for lack of marketability to the Class E ordinary shares due to the Company being privately held and the volatility of Class E shares relative to other classes. Under the OPM, the Class E ordinary shares had an implied value of £[***] per share as of September 29, 2016.

For the IPO scenario, the September 2016 Valuation considered [***] IPOs of clinical-stage gene therapy companies that had occurred during the period from [***] through September 29, 2016 and which the Company believed would be representative of its pre-money valuation in a potential IPO. The companies whose IPOs were considered were [***]. The average pre-IPO equity value of the five companies was $[***] million. The September 2016 Valuation allocated this estimated equity value to the various classes of ordinary shares based on their relative liquidation preferences to arrive at a fair value of £[***] per Class E ordinary share, following application of a discount rate of 25% and a time to liquidity event of 1.13 years. There was no discount for lack of marketability in the IPO scenario. In the IPO scenario, the September 2016 Valuation also assumed that the Company would complete a $40 million financing transaction at a price of $4.01648 per Class A ordinary share (the financing was consummated in June 2017 at this price per share, but the aggregate proceeds increased to $45 million). This assumed financing transaction had the effect of diluting the equity value available for the classes of ordinary shares other than Class A.

After applying the relative weighted probabilities of the two scenarios, the fair value of the Class E ordinary shares was estimated to be £0.69 per share as of September 29, 2016. The Company used this fair value for each grant of Class E ordinary shares during 2016 (with the differences in the table above being due to differences in the exchange rates on each date of grant, as the compensation

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expense associated with the grants is recorded in U.S. dollars). For all grants made prior to September 29, 2016, the Company used the same estimated fair value of £0.69 per Class E ordinary share, as the Board believed that the fair value of the Class E ordinary shares was not in excess of that amount at any prior date. Between January 1, 2016 and September 29, 2016, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value in excess of the amounts estimated at September 29, 2016. The September 2016 Valuation was the first valuation to attribute any probability to an IPO. At no time prior to the completion of the funding tranche on September 29, 2016 did the Company have any discussions with investment banks regarding a potential IPO.

Similarly, between September 29, 2016 and November 15, 2016, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. Accordingly, the Company continued to use a fair value of £0.69 per Class E ordinary share for equity grants through that date.

March 2017 through May 2017 Class E Share Grants

The Company obtained an updated valuation of its ordinary shares as of March 31, 2017, at which time the Company began interviewing investment banks to potentially underwrite an IPO (the “March 2017 Valuation”). The March 2017 Valuation used the same methodology as the September 2016 Valuation, except that the probability of the IPO scenario was increased to [***]% and the probability of the stay-private scenario was reduced to [***]%.

Under the stay-private scenario, the March 2017 Valuation used the same OPM backsolve approach to estimate the equity value based on the expected value of the Class A ordinary shares at the next contemplated tranche funding under the existing subscription agreement. This calculation yielded an estimated equity value of £[***] million. This equity value was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights. The March 2017 Valuation used an estimated equity volatility of 70% and an expected time to liquidity event of 1.63 years and applied a 42% discount for lack of marketability to the Class E ordinary shares due to the Company being privately held and the volatility of Class E shares relative to other classes. Under the OPM, the Class E ordinary shares had an implied value of £[***] per share as of March 31, 2017.

The March 2017 Valuation used the same IPO scenario as had been used for the September 2016 Valuation, with a reduction in the time to liquidity event from 1.13 years to 0.63 years. The March 2017 Valuation allocated the same estimated equity value of $[***] million to the various classes of ordinary shares based on their relative liquidation preferences to arrive at a fair value of £[***] per Class E ordinary share, following application of a discount rate of 25%.

After applying the relative weighted probabilities of the two scenarios, the fair value of the Class E ordinary shares was estimated to be £1.09 per share as of March 31, 2017. The Company used this fair value for each grant of Class E ordinary shares from March 31, 2017 through May 20, 2017. The Board concluded that there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation during this period.

June 2017 through August 2017 Class F Share Grants

The Company obtained an updated valuation of its ordinary shares as of July 31, 2017 (the “July 2017 Valuation”). The July 2017 Valuation used the same methodology as the March 2017 Valuation, except that the probability of the IPO scenario was

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increased to [***]% and the probability of the stay-private scenario was reduced to [***]%. The Company made its initial confidential submission of a draft registration statement to the Commission on July 20, 2017. The Company also completed a $45 million financing transaction in late June 2017. These events suggested a higher probability for the IPO scenario.

For the share grants to be made beginning in July 2017, those grants would be for newly designated Class F ordinary shares. As described above, the Class F ordinary shares do not have any value unless there is a liquidation event in which the Class A through Class E ordinary shares are paid their full liquidation preferences up to $4.01648 per share.

Under the stay-private scenario, the July 2017 Valuation used the same OPM backsolve approach to estimate the equity value based on the price per share of the Class A ordinary shares acquired in the June 2017 financing transaction. A portion of the price paid in the Class A ordinary share financing was assumed to be attributable to the potential IPO. The OPM backsolve calculation yielded an estimated equity value for the stay-private scenario of £[***] million. This equity value was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights. The July 2017 Valuation used an estimated equity volatility of 70% and an expected time to liquidity event of 2.00 years and applied a 39% discount for lack of marketability to the Class F ordinary shares due to the Company being privately held and the volatility of Class F ordinary shares relative to other classes. Under the OPM, the Class F ordinary shares had an implied value of £[***] per share as of July 31, 2017.

The July 2017 Valuation used the same IPO scenario as had been used for the September 2016 Valuation and March 2017 Valuation, with a reduction in the time to liquidity event to 0.29 years. The July 2017 Valuation allocated the same estimated equity value of $[***] million to the various classes of ordinary shares based on their relative liquidation preferences to arrive at a fair value of £[***] per Class F ordinary share, following application of a discount rate of 25%.

After applying the relative weighted probabilities of the two scenarios, the fair value of the Class F ordinary shares was estimated to be £1.15 per share as of July 31, 2017. The Company used this fair value for each grant of Class F ordinary shares from July 10, 2017 through August 23, 2017. The Board concluded that there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation during this period. On August 31, 2017, the Company validated the manufacturing process for the planned Phase 3 clinical trial of its lead product candidate and made its public filing of the Registration Statement. The Company believes that these events represent significant increases in the probability of the IPO scenario. While no further grants of Class F ordinary shares subsequent to August 23, 2017 are anticipated, in the event that the Company were to make any such grants the Company would expect to obtain an updated valuation of its ordinary shares.

Summary

Based on the Valuation Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Valuation Range, or at all, the Company believes that the fair values of its ordinary shares indicated in the September 2016 Valuation, March 2017 Valuation and July 2017 Valuation, which were used, in part, to determine the grant date fair value of its Class E and Class F ordinary shares in 2016 and 2017, are consistent with the Company’s and the underwriters’ preliminary estimates.

The Company notes that the pre-money valuation for the IPO scenario in each of the valuations described above exceeds the high end of the Valuation Range currently contemplated for the IPO. The Valuation Range also necessarily assumes that the IPO has

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occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares or impact of the time value of money, which was taken into account in the valuations. If the Company had applied a weighting of 100% to the IPO scenario, but had used the midpoint of the Valuation Range instead of the average pre-money valuations of the comparable companies’ IPOs, the fair value of the Company’s Class F ordinary shares in the July 2017 Valuation would have been £[***] per share.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its restricted share grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ADSs of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 11951 Freedom Drive, Reston, Virginia 20190.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8053 or Marc A. Recht at (617) 937-2316.

Very truly yours,

/s/ Brian F. Leaf

Brian F. Leaf

cc:	Senthil Sundaram, Nightstar Therapeutics Limited
Divakar Gupta, Cooley LLP
Marc A. Recht, Cooley LLP
Eric W. Blanchard, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP

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